

July 27, 2012

<u>Via e-mail</u>
Mr. Kenneth W. Elsberry
Chief Financial Officer
NetREIT, Inc.
1282 Pacific Oaks Place
Escondido, CA 92029

> RE: **NetREIT, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 28, 2012**
> **File No. 0-53673**

Dear Mr. Elsberry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies, page 54</u>

1. In future filings, please include a critical accounting policy and a significant accounting policy that clearly describes your capitalization policy as it relates to capital expenditures and tenant improvement costs including interest, salaries and G&A, real estate taxes and any other significant amounts that are capitalized during the construction phase. As part of this critical accounting policy and significant accounting policy you should discuss the periods of capitalization including a discussion of when the capitalization period ends.

Liquidity and Capital Resources

Overview, page 67

2. We note your disclosure that you have an estimated borrowing capacity of $20 million from potential mortgages on unencumbered properties. Please clarify whether you have existing agreements with lenders to fund such mortgages at your option.

Consolidated Statements of Cash Flows, page F-6

3. In future filings please present separate line items for acquisitions of real estate and capital expenditures for existing properties.

Note 1. Organization, page F-7

4. We note that you hold limited partner interests in a number of limited partnerships, which you consolidate. Please clarify to us how you evaluated your rights for each such partnership and determined that the presumption of control by the general partner(s) is overcome. Refer to ASU 810-20.

Note 2. Significant Accounting Policies

Acquisition of Dubose Model Home Income Funds #3 LTD, Dubose Model Home Income Fund #4 LTD and Dubose Model Income Fund #5 LTD and Dubose Model Home Investors Fund #113 ("MH Income Funds"), page F-11

5. We note your disclosure which indicates that you have recognized a gain of approximately $872,000 related to the acquisition of significant interests in MH Income Funds #3, #4, and #5 during 2010. Please provide us with the purchase price allocation for each fund and how you reached the conclusion that gain recognition on the acquisition was appropriate. Specifically tell us how the assets acquired and liabilities assumed were valued. Also tell us how the stock portion of the consideration was valued. Cite your references to GAAP. Also, advise us if the transaction was with related parties.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief